Exhibit 12.1

Sterling Bancorp

Computation of Consolidated Ratio of

Earnings to Fixed Charges and Preferred Dividends

(Dollars in thousands)

(unaudited)	Legend	For the calendar year ended December 31,			For the three months ended December 31,		For the fiscal year ended September 30,
		2017	2016	2015	2014	2013 (2)	2014	2013
Computation of Earnings
Net income (loss)		$93,031	$139,972	$66,114	$17,004	$(14,002)	$27,678	$25,254
Add: Provision for income taxes		87,939	67,382	31,835	8,376	(6,948)	10,152	11,414
Income before income taxes		180,970	207,354	97,949	25,380	(20,950)	37,830	36,668
Fixed charges, excluding interest on deposits		50,735	24,562	19,854	5,139	5,096	20,302	14,127
Total earnings for computation, excluding interest on deposits	A	231,705	231,916	117,803	30,519	(15,854)	58,132	50,795
Interest on deposits		56,110	33,189	17,478	2,818	1,834	8,964	5,923
Total earnings for computation, including interest on deposits	B	$287,815	$265,105	$135,281	$33,337	$(14,020)	$67,096	$56,718

Computation of Fixed Charges
Net rental expense		$10,647	$10,430	$9,566	$2,514	$2,242	$8,180	$3,664
Portion of net rental expense deemed representative of interest		$539	$469	$407	$107	$95	$348	$156
Interest on FHLB Borrowings		33,636	12,940	13,471	3,543	3,162	12,948	12,476
Interest on Bank subordinated notes		9,402	5,630	-	-	-	-	-
Interest on other borrowings (fed funds purchased, repurchase agreements and commercial paper)		973	125	82	18	36	111	64
Interest on Senior Notes		6,185	5,398	5,894	1,471	1,461	5,900	1,431
Interest on other long-term debt (Trust Preferred and Senior Unsecured)		-	-	-	-	342	995	-
Total fixed charges, excluding interest on deposits	C	50,735	24,562	19,854	5,139	5,096	20,302	14,127
Interest on deposits		56,110	33,189	17,478	2,818	1,834	8,964	5,923
Total fixed charges, including interest on deposits	D	106,845	57,751	37,332	7,957	6,930	29,266	20,050
Preferred stock dividend		2,002	-	-	-	-	-	-
Effective tax rate		48.6%	32.5%	32.5%	33.0%	33.2%	26.8%	31.1%
Preference security dividend (1)	E	$3,894	$-	$-	$-	$-	$-	$-

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	A / C	4.57	9.44	5.93	5.94	(3.11)	2.86	3.60
Including interest on deposits	B / D	2.69	4.59	3.62	4.19	(2.02)	2.29	2.83

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Excluding interest on deposits	A / (C+E)	4.24	9.44	5.93	5.94	(3.11)	2.86	3.60
Including interest on deposits	B / (D+E)	2.60	4.59	3.62	4.19	(2.02)	2.29	2.83

(1) The preference security dividend requirement represents the amount of pre-tax earnings required to cover the preferred stock dividend calculated based on the Company's effective income tax rate for the period. The Company's obligation to pay a preferred stock dividend was assumed in the Astoria Merger.

(2) In the comparative transition period for the three months ended December 31, 2013, the Company incurred a net loss as a result of merger-related expense and other charges incurred in connection with the merger between legacy Provident New York Bancorp and legacy Sterling Bancorp.